[redacted]

07022942

ABSA

RECEIVED
2007 APR -4 P 2:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secreta...

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

...etariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

2 April 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

SUPPL

FAX: 00 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT

Attached please find a copy of an announcement in respect of the no change statement and notice of the Annual General Meeting of Absa Group Limited as published on the Johannesburg Securities Exchange's News Service (SENS) on Friday, 30 March 2007.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

PROCESSED
APR 30 2007
THOMSON FINANCIAL

W R SOMERVILLE
GROUP COMPANY SECRETARY

4/26

AMAGB

ASA - Absa Group Limited - No change statement and notice of AGM

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa, Absa Group or the Company)
ABSA GROUP - NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING
Audited financial statements
Shareholders are advised that the Company's financial statements for the twelve months ended 31 December 2006 will be posted to shareholders by 31 March 2007. The report to shareholders contains no modifications to the audited results which were published on 20 February 2007. Ernst & Young Registered Auditors Inc. and PricewaterhouseCoopers Inc. audited Absa's results and their audit reports are available for inspection at the registered office of the Company.
Notice of the annual general meeting
Notice is hereby given that Absa's annual general meeting will be held in the PW Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg on Monday, 23 April 2007 at 11:00 to transact business as stated in the notice of annual general meeting.
Enquiries
Jacques Schindehutte
Group executive director
(+2711) 350-4850
e-mail: jacquessc@absa.co.za
Issued by:
Jacques Badenhorst
Head: Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061 Fax: (+2711) 350-6487
e-mail: jacques.badenhorst@absa.co.za
Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Co-sponsor:
Absa Capital, a division of Absa Bank Limited
Johannesburg
30 March 2007

Date: 30/03/2007 11:19:55 Produced by the JSE SENS Department.

END